

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2012

Via E-mail
Mr. Douglas K. Thede
Executive Vice President, Finance & Chief Financial Officer
MicroStrategy Incorporated
1850 Towers Crescent Plaza
Tysons Corner, VA 22182

   Re: MicroStrategy Incorporated
      Form 10-K for the Fiscal Year Ended December 31, 2011
      Filed February 17, 2012
      File No. 000-24435

Dear Mr. Thede:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Kathleen Collins (for PG)

            Patrick Gilmore
            Accounting Branch Chief